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EXHIBIT 21.1

Med Diversified, Inc.
List of Subsidiaries at March 31, 2003.

% of Ownership
Chartwell Diversified Services, Inc.	100%
Tender Loving Care Health Care Services, Inc.	99%
Resource Pharmacy, Inc.	100%
VirTx, Inc.	100%
Illumea Corporation	100%
Vidimedix Corporation	100%
American Reimbursement, LLC	99%
Trestle Corporation	100%

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  Med Diversified, Inc. List of Subsidiaries at March 31, 2003.